July 11, 2007

ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300

JACKSONVILLE, FL 32202-5017

P. O. BOX 240

JACKSONVILLE, FL 32201-0240

904.359.2000 TEL

904.359.8700 FAX

www.foley.com

WRITER’S DIRECT LINE

904.359.8713

lkelso@foley.com EMAIL

CLIENT/MATTER NUMBER

080252-0101

Mail Stop 7010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. H. Roger Schwall
Mr. John Madison
Mr. Timothy Levenberg

Re:	Smart Balance, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-143483

Ladies and Gentlemen:

This letter is in response to your comment letter dated July 3, 2007. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Smart Balance, Inc.

To facilitate the staff’s review of the filing, we are furnishing to Mr. John Madison under separate cover three copies of this letter and the blacklined printer’s proof of the amended registration statement being filed contemporaneously herewith.

REGISTRATION STATEMENT ON FORM S-3

General

1.	Disclose in the prospectus the material terms of the Series A convertible preferred stock and the related investor warrants.

Response: The prospectus has been revised to include, beginning on page 14, a description of the material terms of the Company’s common stock, Series A preferred stock and related investor warrants.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

July 11, 2007

Selling Stockholders, page 7

2.	We note the disclosure at page 7 and in footnote 21 at page 10 regarding the 65 day—temporary/permanent—in part/in whole—waiver and the ability to elect to “apply any percentage between 4.99% and 9.99%." With a view toward potential expanded disclosure in the prospectus, provide us with additional tabular disclosure assuming in each case that the selling stockholder chooses to waive the limitation in whole permanently. We may have additional comments.

Response: We have revised the selling stockholder table, on pages 7 and 8, to include an additional column setting forth each selling stockholder’s percentage of outstanding voting stock. We have also added a footnote to the percentage of outstanding voting stock column (footnote 3) explaining that the holders of the Series A convertible preferred stock vote on an as-converted basis with the common stock without regard to any 4.99% or 9.99% blocker to which the selling stockholder may be subject. We also note that the column displaying the number of shares of common stock owned by each selling stockholder already includes the number of shares of common stock issuable upon the conversion of the Series A convertible preferred shares without regard to any 4.99% or 9.99% blocker to which the selling stockholder may be subject. We have added a clarifying statement to this effect in a parenthetical in footnote 1 on page 8.

We also have revised footnotes 22 and 23, on page 11, to include a table setting forth the percentage of outstanding common stock owned by each selling stockholder assuming the selling stockholder waives the conversion limitation in whole permanently and converts all of the Series A convertible preferred stock held by it into common stock.

3.	Please ensure that the number of shares issued and outstanding in your first bullet point is correct. We note that the amounts at page 7 do not total and that you provide a different number in parallel disclosure at page 4.

Response: We have corrected the typographical error in the first bullet point on page 7 to reflect that the Company has 14,410,188 shares of common stock issued and outstanding, the same number shown on page 4.

4.	Disclose whether any selling stockholder is a broker-dealer. If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

Response: Citigroup Global Markets, Inc. is a broker-dealer and has been identified as an underwriter in footnote 9, on page 9, and in the last paragraph of the plan of distribution section on page 13.

Securities and Exchange Commission

July 11, 2007

5.	Similarly, disclose whether any selling stockholder is an affiliate of a broker-dealer. If so, identify it as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: Although Canyon Capital Advisors LLC and UBS AG, LONDON BRANCH are affiliates of broker-dealers, both have represented to the Company that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. We have added, in footnotes 8 and 20 on pages 9 and 11, respectively, a sentence disclosing that the selling stockholder is an affiliate of a broker-dealer, but acquired the shares in the ordinary course of business.

Each other selling stockholder has represented to the Company that it is not an affiliate of a broker-dealer.

6.	Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling stockholders. See Interpretation 1.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Response: We have revised the footnotes to the selling stockholder table, beginning on page 8, to disclose the natural persons who exercise voting and/or investment power with respect to the securities offered for resale by each selling stockholder.

Legality Opinion, Exhibit 5.1

7.	Please obtain and file a new opinion of counsel that does not include assumptions similar to those numbered (v) through (xi) and (xiv). Counsel may rely upon representations and certificates from the registrant and its officers to the extent necessary, when appropriate. But it may not assume for purposes of its opinion that, for example, there were enough "authorized and unissued shares of Common Stock that had not been previously subscribed for, reserved or otherwise committed to be issued," as counsel does in assumption (v) .

Response: The legal opinion has been revised to remove assumptions (v) through (xi) and (xiv).

Securities and Exchange Commission

July 11, 2007

8.	Similarly, it is inappropriate to attempt to limit those who may rely upon the opinion. Ensure that the new opinion that you file as an exhibit includes neither the suggestion that it is issued "solely" for your benefit nor the statement that others may not rely upon it.

Response: The legal opinion has been revised to remove the last paragraph in the initial filing stating that the opinion was issued solely for the Company’s benefit and that others may not rely on it.

* * * * *

Please contact me at (904) 359-8713 if you have any questions.

Sincerely,

/s/ Linda Y. Kelso

LYK:dkm

Enc.

cc:	Mr. Stephen B. Hughes
Mr. Robert S. Gluck
Mr. James E. Lewis